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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

FASTCLICK, INC.
(Name of Subject Company)

FASTCLICK, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

31188F 10 5
(CUSIP Number of Class of Securities)

Kurt A. Johnson
President & Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101
(805) 568-5334
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Richard R. Kelly, Esq. Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Fred J. Krupica Chief Financial Officer Fastclick, Inc. 360 Olive Street Santa Barbara, CA 93101 (805) 568-5334
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed by Fastclick, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on August 24, 2005, and amended on September 8, 2005, relating to the exchange offer by ValueClick, Inc., a Delaware corporation ("ValueClick"), to acquire each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the "Shares") in exchange for 0.7928 of a share of common stock, par value $0.001 per share, of ValueClick, including the associated preferred share purchase rights, upon the terms and subject to the conditions set forth in ValueClick's Prospectus, dated August 24, 2005, as amended on September 8, 2005 and September 19, 2005 and in the related Letter of Transmittal.

        Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.

Item 4. The Solicitation or Recommendation

        The sections of Item 4 of the Schedule 14D-9 entitled "Background of the Offer; Contacts with ValueClick and Acquisition Sub," "Reasons for the Board's Recommendation" and "Opinion of the Company's Financial Advisor" are hereby amended and restated in their entirety as follows:

        Background of the Offer; Contacts with ValueClick and Acquisition Sub.    Since the closing of the Company's initial public offering in April 2005, the Company has pursued a strategy of broadening its products and services that it offers to customers. While the Company believes that it offers very competitive network advertising services, its management believes a broader suite of products and services would offer greater prospects for growth and profitability, particularly under the circumstances of the announced entry or prospective entry of much larger entities, namely Google and Yahoo!, into the space in which the Company competes. In pursuit of this strategy, the Company's management and the Board evaluated a number of potential acquisitions or business combinations. The Board recognized that the Company had a limited amount of available cash for acquisitions. The Board was also of the view that the Company's common stock would have limited appeal as transaction consideration to acquisition targets because of the decline in the stock price since its initial public offering and the Company's relatively small market capitalization and public float. Further, if the Company were to use its common stock at its then-current trading price as currency for acquisitions at prices that could reasonably be expected to be negotiated with attractive targets, all of the Company's existing stockholders would suffer a degree of dilution that would be greater than if the Company's common stock were trading at a higher price. The Board had no assurance that by waiting, either to engage in business combination discussions with others, including ValueClick after its unsolicited inquiry, or to pursue aggressively a buildup through acquisitions, the Company's common stock price would increase inasmuch as the Board perceived an increasingly more competitive and consolidating sector in which it was a participant that could continue to depress the trading price of its common stock. Therefore, the Board believed that the availability of attractive and executable acquisitions by which to implement a buildup strategy would be limited in the foreseeable future. None of the potential acquisitions by the Company that were evaluated reached the stage of a definitive proposal or negotiation of terms of a transaction. The business combination proposed by ValueClick, after examination by the Board, was viewed not as a sale of the Company but as an opportunity to provide a much more robust suite of products and services than the Company would be able to provide as a separate entity going forward, even assuming it was able to identify, close and integrate desirable acquisition candidates or, alternatively, successfully design and build or develop new products and services internally. The business combination with ValueClick was ultimately judged by the Board to be strategically better than the Company's pursuing its own buildup of its products and services offerings and a better alternative for protecting and increasing equity value for its stockholders.

        The following is a chronology of the meetings and events leading to the signing of the Merger Agreement:

        On May 17, 2005, ValueClick's Chief Administrative Officer, Samuel Paisley, contacted Fredric Harman, a director of the Company, and held a telephone conversation to briefly discuss each company's corporate development program and overall business strategy. Messrs. Harman and Paisley also discussed generally the possibility of a strategic transaction between the Company and ValueClick, and Mr. Paisley suggested that Mr. Harman meet in person with James Zarley, ValueClick's Chairman and Chief Executive Officer, and Mr. Paisley at ValueClick's offices to further discuss the respective companies' businesses, future plans and the possibility of a business combination. Later that day, Mr. Harman notified Robert Davis, another director of the Company, of Mr. Paisley's call and Mr. Davis in turn notified Dan Nova, another director of the Company. Messrs. Harman, Davis and Nova held a telephone conversation and concurred with one another that Mr. Harman should attend a meeting to learn more about ValueClick's expression of interest, on the understanding that no non-public information about the Company would be provided and that no negotiations would be engaged in. They agreed that it would be inadvisable to involve the Company's management in time-consuming and potentially distracting very preliminary talks when the level of ValueClick's interest and any parameters of a possible business combination were unknown.

        On June 7, 2005, Mr. Harman met with Messrs. Zarley and Paisley at ValueClick's corporate offices in Westlake Village, California. Messrs. Zarley and Harman discussed each company's corporate development program and business strategy, as well as its ownership, board membership, management team, financial position, competitive position and operating performance. No non-public information was exchanged. The potential strategic advantages of combining the companies were discussed, including potential increases in scale of business, broader marketing solutions for an expanded customer base, the potential for enhanced profitability and greater financial strength. The participants in the meeting also discussed possible approaches for structuring and implementing a business combination, but did not address the financial terms of any possible business combination, including any potential exchange ratio.

        On June 8, 2005, during the executive session of a regularly scheduled meeting of the Board in which, as a matter of course, Kurt Johnson, the Company's Chief Executive Officer and also a director, did not participate, Mr. Harman reported to the other directors on the initial call he had received from Mr. Paisley and the previous day's meeting at ValueClick, stating his belief that ValueClick's interest seemed serious and the prospect of a transaction that would serve the best interests of the Company's stockholders appeared worth exploring further. The directors in that executive session agreed that further discussions with ValueClick would have to be predicated on an indication from ValueClick that it was contemplating a business combination with an exchange ratio that would give to the Company's stockholders an appropriate participation level in the combined business going forward and would represent a premium over the current market price of the Company's common stock that the Board would consider adequate. If that were to occur, it was agreed that Mr. Johnson should be informed of the preliminary discussions and involved in any further discussions regarding the possibility of a business combination with ValueClick.

        Later that week, Mr. Zarley indicated in a telephone conversation with Mr. Harman that ValueClick would consider a business combination based on an equity value for the Company in the range of $200 million to $210 million. The non-management directors of the Company conferred and determined that a minimum indication of equity value for the Company of $200 million and the expression of a range that extended somewhat higher was sufficiently encouraging that exploratory discussions could proceed. Mr. Harman then informed Mr. Johnson by telephone of the preliminary discussions and of the Board's desire that he be involved in any further discussions relating to such a possible transaction.

        From June 7 through June 14, 2005, Messrs. Zarley and Harman had further telephone conversations to discuss the possibility of a merger and potential terms. During these telephone conversations, Mr. Zarley agreed to meet with Mr. Johnson to discuss the possible merger of the two companies. During this period, Mr. Zarley called Mr. Davis to inform him of ValueClick's interest in exploring a business combination with the Company, but no proposed terms were discussed. Also during this time, in telephone conversations among themselves, the Board determined that the Company should engage an investment banking firm to act as its investment advisor. The Board reviewed various investment banking firms, including those that had served as underwriters of its initial public offering, for selection as the Company's financial advisor. The Board determined that (1) the considerable experience of Thomas Weisel Partners LLC ("Thomas Weisel Partners") in the sector in which the Company operates, and particularly the mergers and acquisition experience in relevant transactions in that sector of the senior members of the proposed Thomas Weisel Partners team that would advise the Company, (2) the knowledge of the Company that Thomas Weisel Partners had obtained as a result of having been an underwriter of the Company's initial public offering and (3) the accessibility of the senior members of the proposed Thomas Weisel Partners team best qualified that firm to be selected as the Company's financial advisor. Further, the independence of Thomas Weisel Partners in taking and performing the engagement was examined by the Board, and no issues qualifying Thomas Weisel Partners' independence for the engagement were determined to be present. Accordingly, the Board determined, subject to negotiating acceptable terms, to engage Thomas Weisel Partners as the Company's financial advisor. The terms of engagement, including financial terms, were negotiated, with the Board determining those terms to be customary market terms for such an engagement, and Thomas Weisel Partners was formally engaged as the Company's financial advisor. Similarly, the Board identified Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. ("Mintz Levin") as the legal firm to be engaged as the Company's legal advisor, subject to negotiation of acceptable terms.

        On June 14, 2005, Mr. Johnson consulted with representatives of Thomas Weisel Partners regarding the transaction process, including pre- and post-signing market-check processes. They also discussed potential synergies with ValueClick and other potential merger partners whom the Company might determine to contact.

        On June 15, 2005, the Board, with representatives of Mintz Levin and Thomas Weisel Partners in attendance, held a telephonic meeting to discuss the preliminary discussions that had occurred with ValueClick. After the directors involved in the discussions provided an overview, representatives of Mintz Levin advised the Board regarding its duties in the context of a process that could lead to a business combination transaction involving the Company. The Board authorized Mr. Johnson to proceed with an exploratory meeting with Mr. Zarley but without disclosing any non-public information about the Company until such time as an appropriate nondisclosure agreement was in place.

        On the evening of June 15, 2005, Messrs. Zarley and Johnson had a dinner meeting in Westlake Village, California, during which they discussed each company's corporate development program and business strategy, as well as each company's management team, financial position, competitive position and operating performance. They also discussed the potential strategic advantages of combining the companies, including potential increases in scale of business, broader marketing solutions for an expanded customer base, the potential for enhanced profitability and greater financial strength. No non-public information was exchanged. Messrs. Zarley and Johnson agreed to meet again to discuss cost reductions that would be possible as a result of a possible merger and possible approaches to integrating the operations of the Company and ValueClick.

        Between June 15 and June 20, 2005, in telephonic meetings, the Board, with the assistance of Thomas Weisel Partners, identified other potential parties that the Company might approach to discuss a strategic business combination. A list of 13 other parties to be considered for possible contact was developed on the basis of knowledge of potential merger partners on the part of Thomas Weisel Partners, the Board and the Company's management, perceived strategic fit, stock currency, accretion or dilution from a potential stock transaction, recent mergers and acquisition activity and mergers and acquisition approach to growth, and the Company's competitive concerns. Based on extensive discussions of these factors, the list was narrowed to a list of six parties that were perceived by the Board and the Company's management, with the advice of Thomas Weisel Partners, as the best merger candidates to approach.

        On June 17, 2005, ValueClick and the Company executed a mutual nondisclosure agreement, and Messrs. Zarley and Johnson, along with David Yovanno, General Manager of ValueClick's U.S. Media division, met at ValueClick's corporate offices in Westlake Village, California to discuss their respective company's business plans, customers, publishers, revenue streams, personnel, competitive position, operating performance and cost reductions that could be achieved by eliminating duplicative activities assuming consummation of the proposed merger.

        Between June 17 and June 28, 2005, representatives of ValueClick and the Company participated in due diligence calls in which they asked and replied to questions regarding various aspects of each other's company and issues relating to a possible business combination transaction. During this time, members of the Board held five telephonic meetings with the Company's management and Mintz Levin and Thomas Weisel Partners to keep abreast of these contacts and to assess the status of and give direction regarding the dialogue. In instances in which less than all directors participated in these meetings, follow-up calls were made to inform non-participating directors of developments and information and views expressed in the telephonic meetings and to obtain their input. The Board also continued to assess the Company's competitive position and prospects as an independent company, and discussed the Company's other strategic alternatives.

        During the period from June 17 through July 19, 2005, with the concurrence of all of the Company's directors, Messrs. Harman, Davis and Nova and representatives of Thomas Weisel Partners made preliminary inquiries of and follow-up contacts with six parties other than ValueClick to ascertain whether they had an interest in exploring a business combination transaction with the Company and, if so, on what possible terms. These six other potential merger partners were identified in the telephonic meetings of members of the Board during this period, with advice from Thomas Weisel Partners, as being companies whose businesses, market positions and perceived strategies and capabilities might make them potentially interested in a business combination with the Company that would provide its stockholders an opportunity to carry forward their equity investment in a combined enterprise with a better prospect for success and higher equity value for the Company's stockholders than continuing to pursue the Company's strategy of a buildup of its own business. In several cases, the possible merger partners had made acquisitions within the past year that led the Board to believe that a business combination might afford a special opportunity for synergies with one of them for the benefit of the Company's stockholders following a business combination. In other cases, the potential merger partners were substantially larger and market-leading enterprises that had made pronouncements of their intended or possible significant participation in the sector in which the Company operates. The Board believed that one of those companies might perceive partnering with the Company as a way of accelerating and enhancing its own participation in the space in which the Company operates. If so, that company might be willing to enter into a business combination with the Company on terms that would provide its stockholders with an appropriate level of participation in a combined enterprise having a better prospect for success and higher equity value for its stockholders than either the Company pursuing its buildup strategy or the Company entering into a business combination with another party.

        The preliminary contacts with the six other potential merger partners resulted in nondisclosure agreements being entered into with three of them on terms substantially similar to the terms of the nondisclosure agreement between ValueClick and the Company. Additional preliminary discussions involving the Company's senior management were held with four of these companies, including preliminary business and financial due diligence sessions with the three who had entered into nondisclosure agreements. None of these preliminary inquiries, follow-up contacts or subsequent discussions led to the making of a proposal for the Company to combine with any of the six other parties. Three of the six potential merger partners informed Fastclick that, after Fastclick's presentations to them and their consideration of the opportunity, they did not perceive a compelling strategic fit between their businesses and that of Fastclick and cited one or more of the following reasons: (1) not owning the content with respect to which it places ads for others, (2) perceived legislative or regulatory threat to Fastclick's future revenues, and (3) the increasing prospect of competition from larger market entrants. Two of the remaining three, after having been initially informed of the opportunity and asked to respond and discuss next steps, including negotiating nondisclosure agreements, never responded further to Fastclick or Thomas Weisel Partners and so Fastclick is unaware of any factors they may have considered in determining not to proceed further. The sixth potential merger partner was during this period of preliminary discussions imminently closing a much larger business combination transaction. This potential merger partner stated that it could not give substantive attention to the Fastclick business combination opportunity for at least 90 days and perhaps indefinitely thereafter and in fact has expressed no further interest in such a transaction with Fastclick. While continuing its discussions with ValueClick, the Board and the Company's management continued to assess and carry forward in parallel its strategy of a buildup through strategic acquisitions and internal development of products and services, while recognizing that, if it pursued its buildup strategy rather than combining with ValueClick or another merger partner, that course entailed increasing risk as a result of the market entry of larger and stronger competitors.

        On June 26, 2005, members of the Board held a telephonic meeting, which was attended by representatives of Mintz Levin and Thomas Weisel Partners. At the meeting, Mr. Johnson reported that Mr. Zarley had expressed strong interest in a business combination transaction with the Company based on an equity value for the Company of $200 million and that ValueClick would consider a business combination in which the consideration would be part-stock and part-cash. The directors in attendance all expressed the view that an all-stock transaction was strongly favored because they believed that ValueClick's common stock was already undervalued and had excellent prospects for increasing considerably without regard to a merger with the Company, that a combined company would be able to compete very successfully, leading to even higher equity value, and that the Company's stockholders should have the opportunity to participate to the maximum extent possible in the opportunity for future increases in the equity value that the directors believed the combined enterprise could reasonably be expected to have. The directors discussed the equity value for the Company stated by Mr. Zarley as a basis for a possible business combination. With the advice of Thomas Weisel Partners, the Board agreed that the Company should seek to determine whether ValueClick would consider a business combination based on a higher equity value and should inform ValueClick that the Company would not otherwise be interested in further discussions regarding the possibility of a business combination with ValueClick. The Board also received a report from representatives of Thomas Weisel Partners and Mr. Davis of the status of contacts with other potential parties to a business combination with the Company.

        On June 28, 2005, members of the Board met again telephonically, along with representatives of Mintz Levin and Thomas Weisel Partners. Blake Warner, of Thomas Weisel Partners, reported on a telephonic meeting with one of the potential merger partners other than ValueClick in which members of senior management of both companies participated. The sense Mr. Warner conveyed to the Board was that it was not likely that such other party would pursue a transaction because of a lack of a perceived strategic fit with the Company. Status reports on follow-up contacts and scheduled calls with or the providing of requested data to other potential merger partners were given by Mr. Warner and Mr. Davis. Mr. Warner also reported on a conversation between representatives of Thomas Weisel Partners and Mr. Paisley that day regarding ValueClick's current thinking about a possible transaction. Mr. Warner reported that Mr. Paisley continued on behalf of ValueClick to express to Thomas Weisel Partners its interest in a business combination based on a $200 million equity value for the Company that could include cash as a portion of the consideration and ValueClick's rationale for that position, despite ValueClick's being told that a $200 million equity value for the Company would be insufficiently attractive for the Company to proceed with further discussions. The Board, with advice from Thomas Weisel Partners, reiterated their resolve to seek a higher equity value for the Company in a possible all-stock merger with ValueClick as a basis for proceeding with discussions with ValueClick and authorized Thomas Weisel Partners to so inform ValueClick.

        On July 1, 2005, Mr. Paisley and Mr. Warner and Robert Kitts, of Thomas Weisel Partners, discussed in detail the potential strategic advantages of combining the two companies, the relative contributions of each company to revenue and profitability of the merged enterprise, trading multiples of comparable public companies, recent comparable transactions and potential terms of a merger, including a possible exchange ratio for a merger. Mr. Kitts told Mr. Paisley that it would be necessary to increase the exchange ratio of between 0.7764:1 and 0.8037:1 as implied by the equity value previously indicated by ValueClick and Mr. Paisley informed Mr. Kitts that there was some flexibility on the Company's equity value in a possible business combination of ValueClick and the Company. On that day, members of the Company's senior management also made an informational presentation to executives from one of the other possible parties to a business combination involving the Company.

        Between July 1, and July 19, 2005, Messrs. Harman, Johnson, Warner, Kitts, Zarley and Paisley conducted telephone conversations to discuss potential terms of the proposed merger. They discussed the disparity between each party's respective position as to the equity value of Fastclick and possible exchange ratios, including the proper calculation of an exchange ratio based on proper calculation of Fastclick stock options, whether a possible transaction would be accretive or dilutive for ValueClick, the mix of total consideration between cash and ValueClick stock, and the possible timing for a transaction. Members the Board continued to have periodic updating calls with the Company's management and Mintz Levin and Thomas Weisel Partners with respect to the status of the negotiations.

        On July 8, 2005, the Board met, with all directors and representatives of Mintz Levin and Thomas Weisel Partners attending. Mr. Kitts reviewed the status of contacts and discussions with parties other than ValueClick and advised that it appeared that five of the six other parties had decided not to pursue a business combination transaction with the Company at that time. John Pleasants, a director of the Company, stated that, in a telephone conversation he had received, the sixth other potential merger partner, which had earlier said that it could not begin considering the possibility of a business combination transaction for at least 90 days confirmed that it remained unable to consider such a transaction anytime soon. Notwithstanding the earlier indication that this party could not timely commence consideration of a business combination with the Company, members of the Company's senior management had arranged to make and had made a presentation to such party in the hope of evoking stronger interest and accelerating the time for consideration of a possible merger, but to no avail. The Board considered that this party, besides stating that it could not begin to consider a possible business combination for at least 90 days, did not indicate any interest at all in a transaction with the Company and offered no encouragement or assurance at all that it would after 90 days or at any other time begin such consideration or have any interest whatsoever in a business combination with the Company. The consensus of the Board at the meeting was that, despite the efforts of the Company and Thomas Weisel Partners, no business combination transaction with any of these six potential merger partners was in prospect. Mr. Kitts presented to the Board preliminary valuation analyses of the Company, ValueClick and the two as a combined entity, as well as an analysis of a possible merger transaction at various equity values for the Company, starting with $200 million and including $210 million and higher equity values. Mr. Kitts reported that Mr. Paisley had told him that ValueClick had determined it could not combine with the Company if the equity value for the Company were greater than $210 million. The Board instructed Thomas Weisel Partners to nonetheless seek from ValueClick an offer to increase the equity value for the Company in an all-stock merger by offering an exchange ratio in the range of 0.825:1 and 0.85:1, rather than the 0.7757:1 implied by the $210 million equity value last stated by Mr. Paisley as possibly acceptable by ValueClick. Mr. Kitts informed the Board he would invite ValueClick to make an all-stock offer for a business combination with an exchange ratio of 0.85:1. Meanwhile, as it appeared to the Board that ValueClick was unwilling to increase the equity value for the Company, the Board encouraged the Company's management to prepare to move ahead with dialogue with the most desirable acquisition target for the Company that the Board had identified in connection with the Company's buildup strategy.

        On July 13, 2005, the Board met again, with all directors and representatives of Mintz Levin and Thomas Weisel Partners attending. At the meeting, Mr. Warner summarized the discussions with ValueClick that had occurred since the Board's last meeting, reporting that a business combination with an equity value for the Company in the $220 million range had been discussed in the context of a part-cash and part-stock business combination, and Mr. Zarley had indicated the equity value for the Company might be lower if the transaction were structured as an all-stock merger. The Board's members expressed a determination to pursue a business combination transaction with ValueClick that would provide the best opportunity for the Company's stockholders to obtain long-term value for their investment in the Company. The Board's members reiterated their desire for an all-stock merger, rather than a part-stock and part-cash merger. Mr. Warner reported that Mr. Paisley had told him that a formal offer was imminent but that some further analysis had to be carried out first by ValueClick's management team.

        On July 19, 2005, Mr. Paisley called Mr. Warner and stated that ValueClick would find acceptable a $215 million equity value, which he said corresponded to an exchange ratio of 0.77:1, for a business combination of ValueClick and the Company. Thomas Weisel Partners in telephone conversations then clarified with Mr. Paisley that such a dollar value actually corresponded to an exchange ratio of 0.80:1, based on a more accurate quantification of the shares of the Company's common stock subject to stock options, which represented a premium of 20.2% on the basis of the most recent closing price for the Company's common stock.

        On July 20, 2005, Mr. Zarley submitted a non-binding term sheet to the Company. The term sheet proposed a stock-for-stock merger at an exchange ratio of 0.80 of a share of ValueClick common stock for each share of the Company's common stock, representing an equity value for the Company of approximately $215 million based on the then-current ValueClick common stock price. The offer outlined in the term sheet was subject to certain conditions, including the delivery of signed employment agreements, noncompetition agreements and stock lock-up agreements by key employees of the Company that would place restrictions on the ability of the Company's employees to sell the shares of ValueClick common stock they would receive in the merger. The term sheet also proposed a termination fee and an expense reimbursement provision equivalent to 4% and up to 1% of the transaction value, respectively, based on the then-current ValueClick common stock price, that would be payable in the event that the Board terminated the merger agreement to pursue a superior proposal or in certain other circumstances. The term sheet also provided that the holders of an aggregate of at least 60% of the Company's outstanding common stock would be required to enter into voting agreements pursuant to which they would be required to vote their shares of the Company's common stock in favor of the merger.

        The members of the Board found the proposed equity value for the Company implied in the term sheet adequate to continue the negotiations with ValueClick, but concluded that a number of the other terms of the offer in the term sheet would need to be negotiated so as to be more favorable to the Company's stockholders in order for a business combination transaction with ValueClick to be entered into by the Company. Among such matters was the absence of an unequivocal "fiduciary out" provision in the term sheet that would, regardless of any voting or similar agreements, allow the Board to provide confidential information in response to unsolicited inquiries and, subject to paying a reasonable termination fee and other customary procedures, allow the Board to terminate the merger agreement to pursue a superior proposal. The Board was adamant that such provisions be included in any merger agreement and ValueClick acceded to this requirement, as reflected in the merger agreement that was subsequently first circulated by ValueClick's legal counsel. Over the period from July 20 through July 22, 2005, the companies' respective legal advisors, senior executives and representatives from Thomas Weisel Partners discussed the term sheet, and both companies agreed to begin negotiating a merger agreement and to commence detailed due diligence.

        On July 22, 2005, Sameer Jindal, of Thomas Weisel Partners, responded to the non-binding term sheet on behalf of the Company by submitting to Mr. Paisley a mark-up of the term sheet indicating proposed modifications. Among the proposed modifications was a limiting of the employee-related conditions, including elimination of any employee stock lock-up agreements, representation on the ValueClick board by a designee of the Company, a reduction in the termination fee to the equivalent of 3% of the transaction consideration and a provision for expense reimbursement equivalent to up to 1% of the transaction consideration at the then-current ValueClick common stock price, based on advice from Thomas Weisel Partners regarding termination fees in comparable transactions, and a reduction in the circumstances in which it would be payable. Mr. Jindal's proposed changes also included a requirement that the proposed stockholder voting agreements would terminate upon any termination of the merger agreement, including any termination by the Board to pursue a superior proposal.

        On July 22, 2005, ValueClick and the Company, together with their respective legal and financial advisors, began discussing a potential timetable for a business combination as well as the general terms of the merger agreement and other related agreements. On that same day, management representatives from each company met in Santa Barbara, California to discuss due diligence matters, including detailed information requests.

        On July 25, 2005, Gibson, Dunn & Crutcher LLP, ValueClick's legal counsel, provided initial drafts of the merger agreement and the exchange agreements. The draft merger agreement provided for, among other things, a tentative exchange ratio of 0.80:1 and proposed that the transaction be accomplished in two steps, including a first-step exchange offer and then a second-step merger. The exchange agreements were intended to serve as a substitute for the Company's stockholder voting agreements, providing that the key Company stockholders would be committed to exchange their shares of the Company's common stock for shares of ValueClick common stock, subject to certain conditions, in the proposed exchange offer. The proposed form of exchange agreements contemplated to be entered into by the holders of an aggregate of 58% of the outstanding shares of the Company's common stock, provided, among other things, that they would terminate upon the termination of the merger agreement, including termination by the Board to pursue a superior proposal. Between July 25, 2005 and the date of execution of the merger agreement and the exchange agreements, counsel to ValueClick engaged in negotiations with counsel to Fastclick, Highland Capital Partners and Oak Investment Partners regarding the terms of the proposed exchange agreements. In the course of these negotiations, ValueClick, Fastclick, Highland Capital Partners and Oak Investment Partners agreed, among other things, to clarify that the exchange agreements would terminate automatically upon withdrawal by ValueClick of the Offer, to clarify that the exchange agreements would only become binding obligations to tender once the lock-up agreements entered into in connection with Fastclick's initial public offering have been waived or have expired and to provide for the payment of termination fees under certain circumstances by affiliates of Highland Capital Partners and Oak Investment Partners in the event of a breach of the exchange agreements by those stockholders.

        From July 22 through August 3, 2005, ValueClick and the Company, and their respective financial, legal and accounting advisors, each conducted business, financial and legal due diligence reviews regarding each other's businesses, and negotiated the terms of the merger agreement and related documents. Among the terms negotiated was that the Company's stockholders who had registration rights with respect to shares of the Company's common stock would terminate those rights and that affiliates of the Company would enter into Rule 145 affiliate letters in customary form. Each Rule 145 affiliate letter provides, among other things, an acknowledgement by the letter's signatory that because such person may be deemed to be an affiliate of Fastclick, the ValueClick common stock to be received by such person pursuant to the Offer or the Merger can be sold, transferred or otherwise disposed of by such person only (1) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), (2) in conformity with the volume and other limitations of Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act, or (3) in reliance upon an exemption from registration that is available under the Securities Act, provided, in the case of clause (3), that in the opinion of counsel reasonably acceptable to ValueClick (or a "no action" or interpretive letter obtained by such signatory from the staff of the Securities and Exchange Commission) such sale, transfer or other disposition is exempt.

        On July 26, 2005, following a telephonic meeting of members of the Board with Mintz Levin and Thomas Weisel Partners earlier that day, the Board held a regularly scheduled meeting in Santa Barbara, California, at which all directors were present in person or by telephone. Messrs. Zarley and Paisley, along with Jeff Pullen, ValueClick's Chief Operating Officer of U.S. operations, had been invited to address the meeting by telephone and they presented to the Board ValueClick's overall business strategy, performance trends and their views as to the strategic advantages of combining ValueClick and the Company. After Messrs. Zarley, Paisley and Pullen left the meeting, the Board authorized the Company's management and Mintz Levin and Thomas Weisel Partners to continue negotiations with ValueClick.

        On July 28, 2005, members of the Board met telephonically to receive an update of the status of the negotiations with ValueClick and, with the advice of Mintz Levin and Thomas Weisel Partners, authorized the Company's management and such advisors to continue the negotiations.

        Between July 28 and August 2, 2005, members of the Board held four telephonic meetings with Mintz Levin and Thomas Weisel Partners to be informed about, discuss and give guidance regarding the negotiations. On August 1, 2005, members of the Board not affiliated with its two major stockholders conferred by telephone with Mintz Levin. After having received the advice of Mintz Levin, each of them confirmed his belief that the Company's two major stockholders and the Company's other stockholders continued to be similarly situated with respect to the proposed transaction with ValueClick as it then appeared to be developing and that, therefore, their own fiduciary duties and those of the directors affiliated with the two major stockholders continued to be the same as previously advised by counsel and performed to date and that no different director procedures or duties would apply in connection with further consideration or approval of the proposed transaction.

        On August 2, 2005, Messrs. Johnson and Nova, Massoud Entekhabi, a director of the Company, and Messrs. Warner and Kitts met with members of ValueClick's senior management team at ValueClick's corporate offices in Westlake Village, California to conduct certain due diligence reviews with respect to ValueClick and to discuss a limited number of terms of the proposed transaction that had not been resolved. Those issues were resolved in such meeting, in a follow-up telephone call between Mr. Nova and Mr. Zarley and in another telephone call between representatives of Thomas Weisel Partners and Mr. Paisley. The resolutions of the issues were reported back to the respective legal counsel of ValueClick and the Company for implementation in the transaction documentation. Among other issues negotiated on August 2, 2005 was an adjustment of the exchange ratio from 0.80:1 to 0.7928:1. The adjustment arose as a result of concerns on the part of ValueClick that transaction-related expenses would reduce the value of the transaction to ValueClick. After discussion, and although the transaction-related expenses were recognized to be customary and reasonable, a compromise was reached such that only $2,000,000 of the approximately $5,000,000 of identified transaction-related expenses resulted in a downward adjustment in the exchange ratio.

        On August 3, 2005 and substantially simultaneously with a ValueClick board meeting on that day, the Board met in Santa Monica, California, with certain members participating telephonically, to consider and act upon the proposed ValueClick transaction and related matters. All six directors attended in person or by telephone. At the meeting, representatives of Mintz Levin advised the Board as to its duties regarding the consideration and actions being undertaken, reviewed the background of the transaction to date and the actions of the Board taken or required in fulfillment of its duties, and also advised the Board regarding what its duties might require prior to the closing of the business combination with ValueClick. Representatives of Thomas Weisel Partners then made a presentation in connection with delivery by Thomas Weisel Partners of its proposed opinion that the consideration to be received by the Company's stockholders in the proposed transaction was fair, from a financial point of view. Members of the Board asked questions of and received answers from the Company's legal and financial advisors. The Board discussed the proposed transaction at length and the actions proposed to be taken. Prior to the taking of any action with respect to the proposed transaction, Mr. Nova received a call from representatives of ValueClick, informing him of the determination by ValueClick's board of directors at its meeting that day that the negotiations and legal documents with respect to the proposed merger could not be completed prior to August 4, 2005 and that negotiations should be delayed. Consequently, after receiving advice from Mintz Levin, no action was then taken by the Board on the proposed transaction. With the authorization of the Board, Mr. Nova requested that Messrs. Zarley, Paisley and Pullen join the meeting of the Board by telephone. Mr. Zarley explained to the Board the results of the ValueClick board meeting. After a discussion of the status of negotiations and the preparation of legal documents, and although the Company was prepared to approve and enter into a merger agreement, in light of the position of ValueClick's board on entering into a merger agreement on August 3, 2005 that had been communicated, Mr. Zarley and the Board agreed that the parties would communicate with each other over the next few days after each company's earnings call on August 4, 2005. After the departure of Messrs. Zarley, Paisley and Pullen and following further discussion, the Board concluded that, if the proposed transaction could be promptly resumed, it should be, and the Board directed the Company's management and Mintz Levin and Thomas Weisel Partners to continue negotiations. The Board then adjourned the meeting to another date and time of which further notice would be given.

        On August 5, 2003, Messrs. Zarley and Harman agreed on behalf of the parties to continue due diligence activities and negotiation.

        From August 5 through 10, 2005, ValueClick and the Company and their respective financial, legal and accounting advisors each completed their business, financial and legal due diligence reviews and finalized the terms of the merger agreement and related documents. During this period of time, members of the Board met daily with the Company's management and Mintz Levin and Thomas Weisel Partners by telephone to be informed about, discuss and guide the negotiation and resolution of issues in the proposed transaction. To the extent that the issues and documents related to the proposed exchange agreements and the relation thereto of waivers by the underwriters of lockup agreements entered into in connection with the Company's initial public offering, legal counsel for ValueClick and the stockholders contemplated to be parties to the exchange agreements, as well as Mintz Levin, participated in discussions and negotiations.

        On August 10, 2005, the Board reconvened its meeting that had been adjourned on August 3, 2005. All members of the Board participated telephonically. The Board reviewed the status of the proposed transaction and the resolution of various issues that had been negotiated over the past week. With further advice from Mintz Levin and after a presentation by Thomas Weisel Partners that updated that firm's presentation from a week earlier, the Board requested that Thomas Weisel Partners deliver its opinion that as of such date the consideration to be received by the Company's stockholders in the transaction was fair from a financial point of view. After further discussion during which questions were asked and answers received, the Board accepted such opinion, subject to its delivery in final form, and resolved unanimously to approve the Merger Agreement, the Offer and the Merger, to recommend to the Company's stockholders that they adopt the Merger Agreement and tender their shares for exchange pursuant to the Offer, and to approve certain other resolutions relating to the proposed transaction.

        Later on August 10, 2005, the Company was informed that ValueClick's board of directors held a telephonic meeting at which it reviewed the terms of the proposed merger and approved, by a vote of five in favor and none opposed, the Merger Agreement and related agreements and the transactions contemplated by those agreements.

        On August 10, 2005, the Company and ValueClick entered into the Merger Agreement. In connection with the execution of the Merger Agreement, the Exchanging Holders entered into the exchange agreements with ValueClick.

        On August 11, 2005, ValueClick and the Company issued a joint press release announcing the signing of the merger agreement.

        On August 24, 2005, ValueClick commenced the Offer.

        Reasons for the Board's Recommendation.    The Board recommended that the holders of the Shares accept the Offer and exchange their Shares in the Offer for the following reasons, which were considered in consultation with the Board's legal and financial advisors:

  •
  The Board's unanimous determination that the Offer is fair to and in the best interest of the holders of the Shares;

  •
  The Board's belief, based on its review and consideration of the Company's business, the markets in which it competes, its prospects and competitive vulnerabilities, that the Offer and tender of Shares provides an exceptional opportunity for the Company's stockholders to maximize the value of their investment in the Shares by providing them the opportunity to carry forward their equity investment in a combined enterprise with a better prospect for success and higher equity value for the stockholders than continuing to pursue the Company's strategy of a buildup of its own business.

  •
  The Board's belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities and strategic objectives of each of the Company and ValueClick, including the potential risks involved in achieving those prospects and objectives, that (1) the financial prospects of the Company and ValueClick on a combined basis are more favorable than the financial prospects of the Company on a stand-alone basis, (2) that a combined company would be able to compete very successfully, leading to even higher equity value and (3) that the Offer Consideration more than adequately reflects the long-term value inherent in the Company as a stand-alone company.

  •
  The Board's discussions with Thomas Weisel Partners, the Company's financial advisor, at meetings held from July 16, 2005 through August 10, 2005 to review the exchange ratios proposed by ValueClick. Thomas Weisel Partners' opinion that subject to and based on assumptions set forth in the written opinion, as of the date of such opinion, the 0.7928 exchange ratio described in the Offer is fair from a financial point of view to holders of the Shares. The opinion of Thomas Weisel Partners is more fully described below under the heading "Opinion of the Company's Financial Advisor" and is attached to this Statement as Annex A and incorporated herein by reference.

  •
  The historical and market prices of the Shares, the premium implied by the 0.7928 exchange ratio provided for in the Offer based on market prices of the Shares and ValueClick common stock as of recent dates before the approval of the transaction.

  •
  The financial projections for ValueClick and the Company, including business models contained in research reports of Wall Street analysts regarding ValueClick and the Company and provided to the Company by ValueClick, including growth estimates for each company; and the other financial and other due diligence with respect to ValueClick performed by the Company and its legal and financial advisors.

  •
  Subsequent to receiving an initial indication of interest from ValueClick, the Board instructed the Company's financial advisor to perform a market check to determine whether the Company might receive bona fide expressions of strategic interest from other qualified merger partners. After engaging, discussing and presenting the Company's business to a list of industry participants, it was concluded that none of the potential suitors contacted saw a strong strategic fit with the Company and that it was not likely that the Company would identify any potential suitors willing to participate in a strategic combination that would provide the Company's stockholders an opportunity to carry forward their equity investment in a combined enterprise with a better prospect for success.

  •
  The terms of the Merger Agreement permit the Board to consider unsolicited competing proposals, if any, from third parties to acquire the Company in instances when the Board's fiduciary duties would warrant such consideration, although the Company would be required to pay to ValueClick a termination fee of $6.5 million plus expenses undertaken by ValueClick not to exceed $2.15 million if the Board accepts a competing proposal or if ValueClick terminates the Merger Agreement in certain circumstances. The fact that, in the event the Company terminates the Merger Agreement to pursue a competing proposal or if the Merger Agreement is terminated for any other reason, the terms of the Exchange Agreements between ValueClick and the Exchanging Holders permit the Exchanging Holders to not tender their Shares in the Offer, or to withdraw their Shares if previously tendered.

  •
  The fact that the terms of the Exchange Agreements between ValueClick and affiliates of Highland Capital Partners and Oak Investment Partners provide that ValueClick may be entitled to recover an exchange agreement termination fee of $6.5 million plus expenses undertaken by ValueClick not to exceed $2.15 million from these stockholders if ValueClick terminates the Merger Agreement as a result of certain breaches of these Exchange Agreements by such stockholders. The Board considered this to be a proper outcome because these provisions prevent the use of Company funds to pay termination fees that may become payable solely as a result of unilateral acts of the Company's major stockholders.

  •
  The Offer and the Merger present an opportunity for our stockholders to receive common stock in a larger and more diversified company, to have greater liquidity for their shares, to benefit from any synergies experienced by ValueClick in the acquisition and integration of the Company, and to participate in any future growth of ValueClick and the Company on a combined basis.

  •
  The proposed transaction is structured as a tax-free exchange for all stockholders. In addition, the transaction structure provides for an exchange offer for all of the Shares, which will enable our stockholders to receive the Offer Consideration and obtain the benefits of the transaction more quickly than might be the case in other transaction structures.

        The preceding discussion of the reasons for the Board of Director's recommendation is not intended to be exhaustive, but does set forth the principal reasons for the Board's recommendation. The Board did not quantify or otherwise assign relative weights to the specific reasons supporting its recommendation. In addition, individual members of the Board may have given different weights to different reasons.

        Opinion of the Company's Financial Advisor.    The Board engaged Thomas Weisel Partners to act as its financial advisor and to render a fairness opinion in connection with the proposed (i) Offer by ValueClick to acquire each outstanding share of the Company and (ii) following consummation of the Offer, the merger of Acquisition Sub with and into the Company. The Company selected Thomas Weisel Partners to act as its financial advisor in connection with the Merger based on Thomas Weisel Partners' experience, expertise and reputation, and its familiarity with the Company's business.

        On August 10, 2005, Thomas Weisel Partners presented to the Board its fairness presentation and delivered to the Board its written opinion that, as of that date, and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners' written opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger (the "Transaction Consideration") was fair to such stockholders from a financial point of view.

        The full text of Thomas Weisel Partners' written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex A to this Statement. Stockholders should read the opinion carefully and in its entirety. The following description of Thomas Weisel Partners' opinion is only a summary of the written opinion and is qualified in its entirety by the written opinion and is not a substitute for the written opinion.

        Thomas Weisel Partners directed its opinion to the Board in its consideration of the Offer and the Merger, and the Board was permitted to rely on the opinion. The opinion does not constitute a recommendation to the stockholders of the Company as to whether they should tender their shares in the Offer or how they should vote with respect to the Merger. The opinion addresses only the financial fairness of the Transaction Consideration to the stockholders of the Company as of the date of the opinion. It does not address the relative merits of the Offer and the Merger or any alternatives to the Offer and the Merger. Further, it does not address the Company's underlying decision to proceed with or effect the Offer and the Merger, or any other aspect of the Offer and the Merger.

        In connection with its opinion, Thomas Weisel Partners, among other things:

  •
  reviewed certain publicly available financial and other data, including financial forecasts, with respect to the Company and ValueClick, including the consolidated financial statements for recent years and interim periods to June 30, 2005, and certain other relevant financial and operating data relating to the Company and ValueClick made available to Thomas Weisel Partners from published sources and from the internal records of the Company and ValueClick;

  •
  reviewed the financial terms and conditions of the Merger Agreement dated as of August 10, 2005 and the schedules and exhibits attached thereto;

  •
  reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares and ValueClick's common stock;

  •
  compared the Company and ValueClick from a financial point of view with certain other publicly traded companies which Thomas Weisel Partners deemed to be relevant;

  •
  considered the financial terms, to the extent publicly available, of selected recent business combinations of companies which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the Merger;

  •
  reviewed and discussed with representatives of the management of the Company and ValueClick certain information of a business and financial nature regarding the Company and ValueClick, furnished to Thomas Weisel Partners by the Company and ValueClick, including financial forecasts and related assumptions of the Company;

  •
  made inquiries regarding and discussed the Offer, the Merger and the Merger Agreement and other matters related thereto with the Company's counsel; and

  •
  performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

        In preparing its opinion, Thomas Weisel Partners did not assume any responsibility independently to verify the foregoing information and have relied on its being accurate and complete in all material aspects. Thomas Weisel Partners also made the following assumptions:

  •
  with respect to the financial forecasts for the Company provided to Thomas Weisel Partners by management of the Company, Thomas Weisel Partners assumed, upon the advice of and with the consent of the Company, for purposes of its opinion that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis on which Thomas Weisel Partners can form its opinion. That notwithstanding, for purposes of their analyses and their opinion and with the acknowledgment of the Company, Thomas Weisel Partners used publicly available financial forecasts for the Company rather than management forecasts, which publicly available forecasts reflect more conservative assumptions than those made by the management of the Company regarding its revenue growth and profitability;

  •
  that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company or ValueClick since the respective dates of their last financial statements made available to Thomas Weisel Partners;

  •
  that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and

  •
  that Thomas Weisel Partners further assumed that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to the obligations thereunder.

In addition,

  •
  Thomas Weisel Partners relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger, and the Merger Agreement;

  •
  Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company or ValueClick, nor was Thomas Weisel Partners furnished with any such appraisals; and

  •
  Thomas Weisel Partners' opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

        The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the Board. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

  Publicly traded comparable company analysis

        Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value of the Company (which Thomas Weisel Partners defined as market capitalization plus total debt less cash and cash equivalents), the implied per share value of the Company, and the implied exchange ratio of the Company. The multiples that were analyzed by Thomas Weisel Partners were derived by (i) dividing the enterprise value of each company (based on closing stock prices on August 9, 2005) by its estimated EBITDA, (ii) dividing the closing price per share of the common stock of each company on August 9, 2005 by its estimated 2005 and 2006 earnings per share (the PE ratio) and (iii) dividing the PE ratio of the common stock of each company on August 9, 2005 by its estimated earnings growth rate (or P/E/G). Projected 2005 and 2006 information for the Company was based on publicly available investment banking research. Projections for the other selected companies were based on Thomas Weisel Partners' research and other publicly available investment banking research. Thomas Weisel Partners believes that the six companies listed below have operations similar to some of the Company's operations, but noted that none of these companies has the same management, composition, size or combination of businesses as the Company:

  •
  24/7 Media;

  •
  Aptimus;

  •
  aQuantive;

  •
  Digitas;

  •
  Marchex; and

  •
  MIVA.

        The following tables set forth the multiples indicated by this analysis:

	Enterprise Value/ EBITDA 2005E	Per Share Price/ EPS 2005E
Third Quartile	24.6x	41.1x
Mean	19.7x	37.8x
Median	20.2x	35.3x
First Quartile	18.1x	33.7x
Implied Fastclick Enterprise Value (millions)	$235.0 - $255.3	$211.7 - $247.9
Implied Fastclick Equity Value (millions)	$316.2 - $336.5	$292.9 - $329.2
Implied Fastclick Per Share Value	$14.76 - $15.68	$13.69 - $15.35
Implied Fastclick Exchange Ratio	1.1378x - 1.2092x	1.0558x - 1.1834x
Fastclick Multiple	8.1x	20.9x
ValueClick Multiple	13.9x	24.4x

	Enterprise Value/ EBITDA 2006E	Per Share Price/ EPS 2006E	P/E/G 2006E
Third Quartile	14.4x	27.4x	115%
Mean	13.2x	26.0x	97%
Median	14.2x	26.2x	96%
First Quartile	14.2x	25.1x	79%
Implied Fastclick Enterprise Value (millions)	$246.7 - $264.7	$235.6 - $246.2	$78.6 - $115.1
Implied Fastclick Equity Value (millions)	$327.9 - $345.9	$316.8 - $327.4	$159.9 - $196.4
Implied Fastclick Per Share Value	$15.29 - $16.11	$14.78 - $15.27	$7.60 - $9.28
Implied Fastclick Exchange Ratio	1.1789x - 1.2423x	1.1398x - 1.1772x	.5862x - .7153x
Fastclick Multiple	5.6x	16.8x	105%
ValueClick Multiple	10.1x	18.9x	84%

        In the foregoing analysis, Thomas Weisel Partners assembled relevant data regarding selected comparable companies and used statistical interpolation to divide the probability distribution of that data into four equal areas. Thomas Weisel Partners focused its analysis on the first quartile, the median, the mean and the third quartile of the selected data, which it considered to be the most statistically relevant data and highlighted that analysis in its presentation to the the Company's board of directors. For purposes of determining relevant ranges of implied values of the Company and implied exchange ratios in its comparable public company analysis, Thomas Weisel Partners further narrowed the focus of its analysis to the ranges implied by the data from the first quartile to the mean based on its view of relative market positioning of the Company's business and prospects versus its peer group.

        The multiples derived from the implied estimated enterprise values, revenues, EBITDA, EPS and P/E/G of the companies listed above were calculated using data that excluded all extraordinary items and non recurring charges, were pro forma for pending acquisitions, and assumed a tax rate equal to 35%. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by the Company's applicable estimated revenues, EBITDA, EPS and P/E/G to calculate the resulting price ranges and exchange ratios listed above

        While the comparable company analysis compared the Company to six companies in the online marketing services industry, Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry.

  Contribution analysis

        Thomas Weisel Partners analyzed the relative contributions of the Company and ValueClick to the pro forma combined company with respect to EBITDA and net income for the estimated results for the 2005 and 2006 fiscal years. Since the second half of 2005 would include full contribution from ValueClick's WebClients and E-Babylon acquisitions, Thomas Weisel Partners used annualized last two quarters of 2005 as a proxy for fiscal 2005 for both ValueClick and the Company. Thomas Weisel Partners then calculated a per share valuation for the Company based on its percentage contribution to the combined company for each operating metric. This analysis indicated an implied percentage total EBITDA contribution by the Company of 15.0% in the combined company, and an implied adjusted net income contribution by the Company of 16.3% in the combined company in 2005. This analysis also indicated an implied percentage total EBITDA contribution by the Company of 15.7% in the combined company, and an implied adjusted net income contribution by the Company of 17.1% in the combined company in 2006. Based on the market equity value of ValueClick, these contributions translate into per share equity valuations for the Company ranging from $10.49 to $12.21 in 2005 and from $11.08 to $12.64 in 2006. Based on the market price of ValueClick on August 9, 2005, these contributions translate into an implied exchange ratio for the Company of .81x to .94x in 2005 and of .85x to .97x in 2006.

	% Contribution
			Implied Enterprise Value	Implied Equity Value	Per Share Value	Implied Exchange Ratio
	ValueClick	Fastclick
FY 2005E ($millions)
EBITDA	85.0%	15.0%	$179.2	$260.5	$12.21	.9418x
Net Income	83.7%	16.3%	$141.6	$222.8	$10.49	.8088x
FY 2006E ($millions)
EBITDA	84.3%	15.7%	$188.6	$269.9	$12.64	.9748x
Net Income	82.9%	17.1%	$154.5	$235.7	$11.08	.8545x

  Discounted cash flow analysis

        Thomas Weisel Partners used cash flow forecasts of the Company for calendar years 2005 through 2009, based on publicly available information, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that the Company would perform in accordance with these forecasts. Thomas Weisel Partners first estimated the discounted value of the projected cash flows using discount rates ranging from 18.0% to 24.0%, which range of discounted rates were selected based upon a weighted average cost of capital analysis for the Company and other companies used in the selected public companies analysis. Thomas Weisel Partners then discounted the terminal value to present values using discount rates ranging from 18.0% to 24.0%. This analysis indicated a range of enterprise values, to which cash, cash equivalents and marketable securities were added, to calculate a range of equity values. This analysis implied per share values ranging from $9.27 to $12.56. The implied exchange ratio ranged from .7144x to .9680x.

  Comparable transactions analysis

        Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value of the Company, which Thomas Weisel Partners defined as market capitalization plus total debt plus preferred stock less cash, and cash equivalents as a multiple of revenue and EBITDA for the last 12 months and the next 12 months in 12 selected acquisitions of technology companies that have been announced since December 23, 2002. The acquisitions reviewed in this analysis were the following:

Announcement date	Name of acquiror	Name of target
June 13, 2005	ValueClick	Web Clients
April 25, 2005	Hellman & Friedman	DoubleClick
March 28. 2005	Acxiom	Digital Impact
July 15, 2004	Digitas	Modern Media
June 28, 2004	aQuantive	SBI.Razorfish
June 24, 2004	AOL	Advertising.com
February 9, 2004	Findwhat.com	eSpotting
July 11, 2003	Yahoo! Inc.	Overture
February 25, 2003	Overture	Fast Search and Transfer
February 18, 2003	Reuters	Multex
February 18, 2003	Overture	Alta Vista
December 23, 2002	Yahoo! Inc.	Inktomi

        The following table sets forth the implied price per share of the Company based on multiples indicated by this analysis:

	Announced Enterprise Value/Revenue		Announced Enterprise Value/EBITDA
	LTM	NTM	LTM	NTM
Third Quartile	2.9x	2.6x	18.2x	13.1x
Mean	3.2x	2.3x	16.8x	11.7x
Median	2.3x	2.0x	16.6x	11.8x
First Quartile	1.9x	1.6x	11.7x	11.2x
Implied Fastclick Enterprise Value (millions)	$143.0 - $239.3	$167.2 - $240.8	$117.9 - $169.4	$192.3 - $200.6
Implied Fastclick Equity Value (millions)	$224.3 - $320.5	$248.4 - $322.1	$199.1 - $250.7	$273.6 - $281.9
Implied Fastclick Per Share Value	$10.56 - $14.95	$11.66 - $15.02	$9.40 - $11.77	$12.81 - $13.19
Implied Fastclick Exchange Ratio	.8140x - 1.1530x	.8993x - 1.1584x	.7251x - .9073x	.9879x - 1.017x

        In the foregoing analysis, Thomas Weisel Partners assembled relevant data regarding selected comparable transactions and used statistical interpolation to divide the probability distribution of that data into four equal areas. Thomas Weisel Partners focused its analysis on the first quartile, the median, the mean and the third quartile of the selected data, which it considered to be the most statistically relevant data and highlighted that analysis in its presentation to the the Company's board of directors. For purposes of determining relevant ranges of implied values of the Company and implied exchange ratios in its comparable transactions analysis, Thomas Weisel Partners further narrowed the focus of its analysis to the ranges implied by the data from the first quartile to the mean based on its view of relative market positioning of the Company's business and prospects in its peer group versus the market positions of the target companies in the selected comparable transactions in their respective peer groups. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by its estimated EBITDA and revenue to calculate the resulting price ranges listed above.

        No company or transaction used in the comparable company or comparable transactions analyses is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company, ValueClick, and the Merger are being compared.

  Precedent premiums paid analysis

        Based on public information, Thomas Weisel Partners reviewed the consideration paid in 30 acquisitions involving technology companies announced since January 17, 2002 with transaction values between $50 and $500 million. Thomas Weisel Partners calculated the implied price per share of the Company and implied exchange ratios based on premiums paid in these transactions over:

  •
  the stock price of the target company one day prior to the announcement of the acquisition;

  •
  the average stock price of the target company during the one week prior to the announcement of the acquisition; and

  •
  the average stock price of the target company during the one month prior to the announcement of the acquisition.

	Average Stock Premium
Transactions Since 1/1/02
	1 Day	1 Week	1 Month
3rd Quartile	49.4%	43.3%	48.0%
Mean	35.6%	33.5%	35.4%
Median	34.1%	30.2%	27.2%
1st Quartile	10.7%	12.8%	16.6%
Implied Fastclick Enterprise Value (millions)	$129.2 - $204.5	$142.3 - $204.3	$137.6 - $198.0
Implied Fastclick Equity Value (millions)	$210.4 - $285.8	$223.5 - $285.5	$218.8 - $279.3
Implied Fastclick Per Share Value	$9.79 - $13.21	$10.38 - $13.20	$10.17 - $12.91
Implied Fastclick Exchange Ratio	.7546x - 1.0183x	.8006x - 1.0175x	.7841x - .9955x

        Based on public information, Thomas Weisel Partners reviewed the exchange ratio consideration paid in 12 acquisitions involving technology companies with 100% stock consideration announced since January 17, 2002 with transaction values between $50 and $500 million. Thomas Weisel Partners calculated the implied price per share of the Company and implied exchange ratios based on premiums paid in these transactions over:

  •
  the exchange ratio one day prior to the announcement of the acquisition;

  •
  the average exchange ratio during the one week prior to the announcement of the acquisition; and

  •
  the average exchange ratio during the one month prior to the announcement of the acquisition.

	Average Exchange Ratio Premium
Transactions Since 1/1/02
	1 Day	1 Week	1 Month
3rd Quartile	44.3%	41.5%	42.4%
Mean	27.8%	26.2%	26.4%
Median	28.7%	23.2%	14.8%
1st Quartile	-1.3%	3.5%	11.0%
Implied Fastclick Enterprise Value (millions)	$103.1 - $191.2	$117.6 - $193.0	$125.9 - $186.2
Implied Fastclick Equity Value (millions)	$184.4 - $272.4	$198.9 - $274.2	$207.1 - $267.5
Implied Fastclick Per Share Value	$8.73 - $12.76	$9.39 - $12.84	$9.77 - $12.54
Implied Fastclick Exchange Ratio	.6729x - .9838x	.7242x - .9902x	.7533x - .9665x

        The implied values of the Company above were each based on a range of multiples of first quartile to third quartile. Thomas Weisel Partners noted that the price per share of the Company implied by the consideration to be received by the stockholders of the Company in the Offer and the Merger based on ValueClick's closing stock price on August 9, 2005 was $10.28, which for the majority of the periods measured is within the range of prices implied by this analysis. Thomas Weisel Partners also noted that the exchange ratio implied by the consideration to be received by the stockholders of the Company in the Offer and the Merger based on ValueClick's closing stock price on August 9, 2005 was 0.7928x, which is within the range of exchange ratios implied by this analysis.

        The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board. In addition, Thomas Weisel Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Thomas Weisel Partners gave particular weight in the Publicly Traded Comparable Company Analysis to the range of exchange ratios implied by the estimated earnings growth rate (or P/E/G) for 2006, because Thomas Weisel Partners determined that, for a company such as Fastclick which, in relation to its peer group of companies operating in the online marketing services sector, has uneven expected growth, this comparable company valuation metric most accurately measured the Company's long-term intrinsic value. Further, Thomas Weisel Partners gave particular weight to the Discounted Cash Flow Analysis, because such analysis assesses the intrinsic value of the business. In addition, Thomas Weisel Partners gave particular weight to the Exchange Ratio Premiums Paid Analysis, because the Company's stockholders were receiving ValueClick's stock in the transaction as opposed to cash and, as such, Thomas Weisel Partners considered these the more relevant analyses. Notwithstanding that Thomas Weisel Partners may have given particular weight to certain valuation analyses, neither the ranges of valuations resulting from those analyses nor the ranges of valuations resulting from any other analysis described above should be taken to be the view of Thomas Weisel Partners with respect to the actual value of the Company.

        In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and ValueClick. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by holders of the Shares pursuant to the Offer and the Merger as of the date of the opinion, and were provided to the Board in connection with the delivery of the Thomas Weisel Partners' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. The consideration to be received by the holders of the Shares in the Offer and the Merger is based upon a fixed exchange ratio and, accordingly, the market value of the consideration may vary significantly from the price on the date of Thomas Weisel Partners' opinion.

        As described above, Thomas Weisel Partners' opinion and presentation were among the many factors that the Board took into consideration in making its determination to approve the Merger Agreement, and to recommend that the Company's stockholders accept the Offer and exchange their shares in the Offer.

        The Company agreed to pay Thomas Weisel for its financial advisory services the fees set forth below under "Item 5. Persons/Assets Retained, Employed, Compensated or Used." The Board was aware of this fee structure and took it into account in considering Thomas Weisel Partners' opinion and in approving the Offer and the Merger.

Item 9. Exhibits.

        The reference to Exhibit (a)(1) in Item 9 of the Schedule 14D-9 is hereby replaced with the following new reference:

Exhibit No.	Description
(a)(1)	Prospectus of ValueClick, dated August 24, 2005, as amended on September 19, 2005 (incorporated by reference to the prospectus included in the Registration Statement on Form S-4, as amended, filed by ValueClick with the SEC on September 19, 2005).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FASTCLICK, INC.
By:	/s/ KURT A. JOHNSON
Name: Kurt A. Johnson Title: President and Chief Executive Officer

Dated: September 16, 2005

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  Item 4. The Solicitation or Recommendation
  Item 9. Exhibits.
SIGNATURE